Exhibit 99.1

October 21, 2022

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Postal Ballot Notice - Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI LODR”)

Pursuant to Regulation 30 of SEBI LODR, please find enclosed a copy of the Postal Ballot Notice together with the Explanatory Statement, seeking approval of the Members for appointment of Ms. Päivi Elina Rekonen Fleischer (DIN: 09669696) as an Independent Director of the Company.

Pursuant to the provisions of Section 108, 110 and other applicable provisions, if any, of the Companies Act, 2013, Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014, read with the General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 08, 2021 and 03/2022 dated May 5, 2022 issued by the Ministry of Corporate Affairs (“MCA Circulars”), the Postal Ballot Notice is being sent only by electronic mode to the Members whose names appear on the Register of Members/list of Beneficial Owners as on Friday, October 14, 2022 (cut-off date) and whose e-mail addresses are registered with the Company/Depositories. As per the provisions of the MCA Circulars, Members can vote only through the remote e-voting process.

In accordance with the provisions of the MCA Circulars, the Company has arranged for the Members to register their e-mail addresses. Therefore, those Members who have not yet registered their e-mail addresses are requested to register their e-mail addresses by following the procedure set out in the notes to the Postal Ballot Notice.

The remote e-voting period commences at 9 AM IST on Monday, October 24, 2022, and ends at 5 PM IST on Tuesday, November 22, 2022.The results of the postal ballot will be declared on or before Thursday, November 24, 2022.

The Postal Ballot Notice is also available on the Company’s website at https://www.wipro.com/investors/postal-ballot/.

This is for your information and records.

Thanking you.

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As above

CC: NSDL, CDSL

Wipro Limited

CIN: L32102KA1945PLC020800

Regd. Office: Doddakannelli, Sarjapur Road, Bengaluru- 560 035, India.

Tel.: +91-80-28440011

E-mail: corp-secretarial@wipro.com Website: www.wipro.com

Notice of Postal Ballot

Dear Shareholders,

Notice is hereby given pursuant to and in compliance with the provisions of Sections 108, 110 and other applicable provisions, if any, of the Companies Act, 2013 (the “Act”), Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014, read with the General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 08, 2021 and 03/2022 dated May 5, 2022 issued by the Ministry of Corporate Affairs (“MCA Circulars”), Secretarial Standard on General Meetings issued by The Institute of Company Secretaries of India (“SS-2”), Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) (including any statutory modification or re-enactment thereof for the time being in force, and as amended from time to time), and pursuant to other applicable laws and regulations, that the resolution appended below for the appointment of Ms. Päivi Elina Rekonen Fleischer (DIN: 09669696) as an Independent Director on the board of Wipro Limited (the “Company”) is proposed for approval of the shareholders of the Company through postal ballot by remote e-voting process (“e-voting”).

The explanatory statement pursuant to Section 102 and other applicable provisions, if any, of the Act pertaining to the aforesaid resolution setting out the material facts concerning the appointment of Ms. Päivi Elina Rekonen Fleischer is annexed hereto for your consideration.

In accordance with the provisions of the MCA Circulars and other applicable laws and regulations, shareholders can vote only through the remote e-voting process. Accordingly, the Company is pleased to offer a remote e-voting facility to all its shareholders to cast their votes electronically. Shareholders are requested to read the instructions in the Notes under the section “General information and instructions relating to e-voting” in this postal ballot notice (“Postal Ballot Notice”) to cast their vote electronically. Shareholders are requested to cast their vote through the e-voting process not later than 5 PM IST on Tuesday, November 22, 2022, to be eligible for being considered, failing which it will be strictly considered that no vote has been received from the shareholder.

Pursuant to the MCA Circulars, the Company has made arrangements for the shareholders to register their e-mail addresses. Therefore, those shareholders who have not yet registered their e-mail addresses are requested to register the same by accessing the link https://www.wipro.com/investors/postal-ballot/ .

The Board of Directors of the Company, at its meeting held on October 12, 2022, appointed Mr. V. Sreedharan (FCS 2347; CP 833) or in his absence Mr. Pradeep B. Kulkarni (FCS 7260; CP 7835) or in his absence Ms. Devika Sathyanarayana (FCS 11323; CP 17024), Partners of V. Sreedharan & Associates, Company Secretaries, Bengaluru as the Scrutinizer for conducting the postal ballot through the e-voting process in a fair and transparent manner.

The Scrutinizer will submit his/her report to the Chairman of the Company after completion of scrutiny of the e-voting. The results shall be declared on or before Thursday, November 24, 2022 and communicated to BSE Limited (“BSE”), National Stock Exchange of India Limited (“NSE”) and New York Stock Exchange (“NYSE”) (together the “Stock Exchanges”), National Securities Depository Limited (“NSDL”) and Central Depository Services (India) Limited (“CDSL”) (together the “Depositories”), KFin Technologies Limited (“KFintech” or “Registrar and Share Transfer Agent” or “RTA”) and will also be displayed on the Company’s website www.wipro.com.

To approve the appointment of Ms. Päivi Elina Rekonen Fleischer (DIN: 09669696) as an Independent Director of the Company

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, Schedule IV and any other applicable provisions of the Companies Act, 2013 (“Act”) read with the Rules made thereunder, and applicable provisions of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, (“SEBI Listing Regulations”) (including any statutory modification(s) or re-enactment thereof for the time being in force), the Articles of Association of the Company and pursuant to the recommendation of the Nomination and Remuneration Committee (previously known as Board Governance, Nomination and Compensation Committee) and approval of the Board of Directors, Ms. Päivi Elina Rekonen Fleischer (DIN: 09669696), who was appointed as an Additional Director in the capacity of Independent Director with effect from October 1, 2022, and has submitted a declaration that she meets the criteria of independence under Section 149(6) of the Act and Regulation 16(1)(b) of the SEBI Listing Regulations, and in respect of whom the Company has received a notice in writing from a member proposing her candidature for the office of Director pursuant to Section 160 of the Act, be and is hereby appointed as an Independent Director of the Company with effect from October 1, 2022 to September 30, 2027, not subject to retirement by rotation, upon such remuneration as detailed in the explanatory statement hereto and as may be determined by the Board of Directors of the Company from time to time within the overall limits under the Act.”

By Order of the Board

For Wipro Limited

Sd/-

M Sanaulla Khan

Company Secretary

Date: October 12, 2022

Place: Bengaluru

Notes:

1.

The Postal Ballot Notice is being sent to the shareholders of the Company whose names appear on the Register of Members/List of Beneficial Owners as received from the Depositories as on Friday, October 14, 2022. Please note, however, that those members who may not have received this Notice due to non-registration of their e-mail addresses with the Company/RTA/Depositories, are also entitled to vote in relation to the resolution as set out in this Notice.

2.

In line with the Circulars issued by the Ministry of Corporate Affairs vide General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 08, 2021 and 03/2022 dated May 5, 2022, the Postal Ballot Notice is being sent only by electronic mode to those members whose e-mail addresses are registered with the Company/Depositories. Members may please note that the Postal Ballot Notice will also be available on the Company’s website at www.wipro.com, websites of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively, and on the website of KFin Technologies Limited at https://evoting.kfintech.com.

3.

The Postal Ballot Notice will also be provided to the ADS Depositary, who will use the same to prepare a voting instruction card to be sent to registered holders of ADRs and the mailing agent for The Depositary Trust Company (“DTC”), who will then mail their form of voting instruction to the beneficial holders of ADSs who hold their ADSs through a bank, broker or other nominee in DTC.

4.

Members who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant(s) and in respect of shares held in physical form by writing to the Company’s Registrar and Share Transfer Agent, KFin Technologies Limited, Selenium, Plot 31 & 32, Gachibowli Financial District, Nanakramguda, Hyderabad-500 032.

5.

In accordance with the provisions of the MCA Circular, Shareholders can vote only through the remote e-voting process. Physical copies of the Postal Ballot Notice and pre-paid business reply envelopes are not being sent to shareholders for this Postal Ballot.

6.	Resolution passed by the shareholders through postal ballot are deemed to have been passed as if they have been passed at a General Meeting of the shareholders.

7.

The voting rights for Equity Shares are one vote per Equity Share, registered in the name of the members. Voting rights shall be reckoned on the paid-up value of Equity Shares registered in the name of the shareholders as on Friday, October 14, 2022. A person who is not a shareholder on the relevant date should treat this notice for information purpose only.

8.	The resolution, if passed by the requisite majority, shall be deemed to have been passed on Tuesday, November 22, 2022 i.e., the last date specified for receipt of votes through the e-voting process.

9.

All the material documents referred to in the explanatory statement will be available for inspection electronically until the last date for receipt of votes through the e-voting process. Members seeking to inspect such documents can send an email to corp-secretarial@wipro.com.

10.

Members holding shares in physical form are requested to note that in terms of Regulation 40 of SEBI Listing Regulations, as amended, securities of listed companies can be transferred only in dematerialised form with effect from April 1, 2019, except in case of request received for transmission or transposition of securities. In view of the above and in order to eliminate risks associated with physical transfer of securities, members holding Equity Shares of the Company in physical form are requested to consider converting their holdings to dematerialized form. Members can contact the Company’s RTA for assistance in this regard.

11.

SEBI, vide its Circulars dated November 3, 2021 and December 14, 2021, has mandated the furnishing of PAN, Address with PIN code, Email address, Mobile number, Bank Account details, Specimen signature and Nomination by holders of physical securities. Effective January 1, 2022, Grievance Redressal/ Service request can be availed with the RTA only after the required documents/complete data as mandated are furnished for physical folios. Further, if any one of the cited documents/ details as enunciated in the said circular are not registered with the Company/ RTA within March 31, 2023, such folios shall be frozen by the Company/ Registrar and Share Transfer Agents of the Company (RTA).

12.

Members may please note that SEBI, vide its Circular No. SEBI/HO/MIRSD/MIRSD_RTAMB/P/CIR/2022/8 dated January 25, 2022, has mandated listed companies to issue securities in dematerialized form only while processing service requests, viz., issue of duplicate securities certificate, claim from unclaimed suspense account, splitting of securities certificate, consolidation of securities certificates/ folios, transmission and transposition etc. Accordingly, Members are requested to make service requests by submitting a duly filled and signed Form ISR-4. The said form can be downloaded from the Company’s website www.wipro.com.

13.	The formats for Nomination and Updation of KYC details in accordance with the SEBI Circular are available on the Company’s website at www.wipro.com/investors

General information and instructions relating to e-voting

Procedure for E-voting:

I.

Remote e-voting: In compliance with the provisions of Section 108 of the Companies Act, 2013, read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI circular no. SEBI/HO/CFD/CMD/CIR/P/2020/242 dated December 9, 2020, the Members are provided with the facility to cast their vote electronically, through any of the modes listed below, on the resolution set forth in this Notice, by way of remote e-voting:

MODES OF E-VOTING	THROUGH DEPOSITORIES		THROUGH DEPOSITORY PARTICIPANTS
	NSDL	CDSL
Individual shareholders holding securities in demat mode

1.  Members already registered for IDeAS facility may follow the below steps:

a)  Visit the following URL: https://eservices.nsdl.com

b)  On the home page, click on the “Beneficial Owner” icon under the ‘IDeAS’ section.

c)  On the new screen, enter User ID and Password. Post successful authentication, click on “Access to e-Voting” under e-voting services.

d)  Click on Company name or e-voting service provider name i.e. KFintech and you will be re-directed to KFintech website for casting your vote.

1.  Members already registered for Easi/Easiest facility may follow the below steps:

a)  Visit the following URL: https://web.cdslindia.com/my easi/home/login or www.cdslindia.com

b)  Click on the “Login” icon and opt for “New System Myeasi” (only applicable when using the URL: www.cdslindia.com)

c)  On the new screen, enter User ID and Password. Without any further authentication, the e-voting page will be made available.

d)  Click on Company name or e-voting service provider name i.e. KFintech to cast your vote.

Members may alternatively login using the credentials of the demat account through their Depository Participants registered with NSDL/CDSL for the e-voting facility. On clicking the e-voting icon, members will be re-directed to the NSDL/CDSL site, as applicable, on successful authentication. Members may then click on Company name or e-voting service provider name i.e. KFintech and will be redirected to KFintech website for casting their vote.

2.  Members who have not registered for IDeAS facility may follow the below steps:

a)  To register for this facility, visit the URL:
https://eservices.nsdl.com

b)  On the home page, select “Register Online for IDeAS”

c)  On completion of the registration formality, follow the steps provided above.

2.  Members who have not registered for Easi/ Easiest facility may follow the below steps:

a)  To register for this facility, visit the URL:

https://web.cdslindia.com/my easi/Registration/EasiRegistration

b)  On completion of the registration formality, follow the steps provided above.

3.  Members may alternatively vote through the e-voting website of NSDL in the manner specified below:

a)  Visit the URL: https://www.evoting.nsdl.com/

b)  Click on the “Login” icon available under the ‘Shareholder/Member’ section.

c)  Enter User ID (i.e. 16-digit demat account number held with NSDL), Password / OTP, as applicable, and the verification code shown on the screen.

d)  Post successful authentication, you will be redirected to the NSDL Depository site wherein you can see the e-voting page.

e)  Click on company name or e-Voting service provider name i.e. KFintech and you will be redirected to KFintech website for casting your vote.

3.  Members may alternatively vote through the e-voting website of CDSL in the manner specified below:

a)  Visit the URL: www.cdslindia.com

b)  Enter the demat account number and PAN

c)  Enter OTP received on mobile number & email registered with the demat account for authentication.

d)  Post successful authentication, the member will receive links for the respective e-voting service provider i.e. KFintech where the e-voting is in progress.

4. For any technical assistance, Members may contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call at toll free no.: 18001020990 or 1800224430.	4. For any technical assistance, Members may contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or call at 022- 23058738 or 022-23058542-43.

MODE OF E-VOTING	THROUGH KFINTECH
Non-individual shareholders holding securities in demat mode and Shareholders holding securities in physical mode

1.  In case a Member receives an email from KFintech [for Members whose email IDs are registered with the Company/Depository Participants(s)], please follow the below instructions:

a)  Visit the following URL: https://evoting.kfintech.com

b)  Enter the login credentials (i.e. User ID and password). In case of physical folio, User ID will be EVEN (E-Voting Event Number) followed by folio number. In case of Demat account, User ID will be your DP ID and Client ID. However, if you are already registered with KFin for e-voting, you can use your existing User ID and password for casting your vote.

c)  After entering these details appropriately, click on “LOGIN”.

d)  You will now reach password change menu, wherein you are required to mandatorily change your password. The new password shall comprise of minimum 8 characters with at least one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and a special character (@,#,$, etc). The system will prompt you to change your password and update your contact details like mobile number, email ID etc., on your first login. It is strongly recommended that you do not share your password with any other person and that you take utmost care to keep your password confidential.

e)  You need to login again with the new credentials.

f)   On successful login, the system will prompt you to select the “EVENT” and click on ‘Wipro Limited’.

2.  Members who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant(s) and in respect of shares held in physical form by writing to the Company’s Registrar and Share Transfer Agent, KFin Technologies Limited, Selenium, Plot 31 & 32, Gachibowli Financial District, Nanakramguda, Hyderabad – 500 032.

3.  Members may note that the Company has enabled a process for the shareholders to register their email addresses and Members may temporarily update their email address by accessing the link https://www.wipro.com/investors/postal-ballot/ .

4.  For obtaining the User ID and Password for e-voting, members may refer the instructions below:

a)  If the mobile number of the Member is registered against Folio No./DP ID Client ID, the Member may send SMS: MYEPWD E-Voting Event Number+Folio No. or DP ID Client ID to 9212993399 Example for NSDL - MYEPWD IN12345612345678 Example for CDSL - MYEPWD 1402345612345678 Example for Physical - MYEPWD XXXX1234567890

b)  If e-mail address or mobile number of the Member is registered against Folio No./DP ID Client ID, then on the home page of https://evoting.kfintech.com, the Member may click “Forgot Password” and enter Folio No. or DP ID Client ID and PAN to generate a password.

c)  Member may call KFintech toll free number 1800-3094-001 for any assistance.

d)  Member may send an e-mail request to einward.ris@kfintech.com. However, KFintech shall endeavour to send User ID and Password to those new Members whose e-mail ids are available.

General Instructions on E-voting:

1)	Members who are unable to retrieve User ID/Password are advised to use “Forgot User ID”/“Forgot Password” options available on the websites of Depositories/Depository Participants.

2)

The remote e-voting period commences at 9 AM IST on Monday, October 24, 2022, and ends at 5 PM IST on Tuesday, November 22, 2022. During this period, Members of the Company, holding shares either in physical form or in dematerialized form, as on the cut-off date of Friday, October 14, 2022, may cast their votes electronically as per the process detailed in this Notice. The remote e-voting module shall be disabled for voting thereafter. Once the vote on the resolution is cast by the Member, the Member shall not be allowed to change it subsequently. A person who is not a Member as on the cut-off date should treat this Notice for information purposes only.

3)	The voting rights of Members shall be in proportion to their share of the paid-up equity share capital of the Company as on the cut-off date i.e., Friday, October 14, 2022.

4)

On the voting page, enter the number of shares (which represents the number of votes) as on the Cut-off date of Friday, October 14, 2022, under “FOR/AGAINST” for the item set out in the notice, you may partially enter any number “FOR” and partially “AGAINST” but the total number in “FOR/AGAINST” taken together shall not exceed your total shareholding as on the Cut-off date. You may also choose the option “ABSTAIN”. If the Member does not indicate either “FOR” or “AGAINST”, it will be treated as “ABSTAIN” and the shares held will not be counted under either head.

5)	Members holding multiple folios/demat accounts shall choose the voting process separately for each folio/demat accounts.

6)	You may then cast your vote by selecting an appropriate option and click on “Submit”.

7)

A confirmation box will be displayed. Click “OK” to confirm else “CANCEL” to modify. Once you have voted on the resolution, you will not be allowed to modify your vote. During the voting period, Members can login any number of times till they have voted on the resolution.

8)

In case of any query and/or grievance, in respect of voting by electronic means through KFintech, Members may refer to the Help & Frequently Asked Questions (FAQs) and E-voting user manual available at the download section of https://evoting.kfintech.com or may contact Ms. Swati Reddy, Manager (Unit: Wipro Limited) of KFin Technologies Limited, Selenium, Plot 31 & 32, Gachibowli Financial District,

Nanakramguda, Hyderabad-500 032 or at einward.ris@kfintech.com and evoting@kfintech.com or call KFintech’s toll free No. 1-800-3094-001 for any further clarifications.

9)	You can also update your mobile number and e-mail id in the user profile details of the folio which may be used for sending future communication(s).

10)

The Scrutinizer will submit his/her report to the Chairman after the completion of scrutiny, and the result of the voting will be announced by the Chairman or any Director of the Company duly authorized, on or before Thursday, November 24, 2022 and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges, Depositories and Registrar and Share Transfer Agent.

Explanatory Statement pursuant to Section 102 of the Companies Act, 2013

Appointment of Ms. Päivi Elina Rekonen Fleischer (DIN: 09669696) as an Independent Director of the Company

Pursuant to Section 161 of the Companies Act, 2013 read with Article 164 of the Articles of Association of the Company, and pursuant to the recommendation of the Nomination and Remuneration Committee (previously known as Board Governance, Nomination and Compensation Committee), the Board of Directors of the Company, at its meeting held on July 20, 2022, appointed Ms. Päivi Elina Rekonen Fleischer as an Additional Director in the capacity of Independent Director of the Company, for a term of 5 years with effect from October 1, 2022 to September 30, 2027, subject to approval of members of the Company.

As per Regulation 17(1C) and 25(2A) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company is required to take approval of shareholders for appointment of a person on the Board of Directors at the next general meeting or within a period of three months from the date of appointment, whichever is earlier, through a special resolution.

Skills and capabilities required and the manner in which Ms. Päivi Elina Rekonen Fleischer meets such requirements:

In the opinion of the Board and the Nomination and Remuneration Committee, the following are the core skills/expertise/competencies required for the Independent Director in the context of the Company’s business- Wide Management and Leadership Experience, Expertise in Information Technology sector, Diversity, Functional and Managerial experience and Personal values, among others.

Ms. Päivi Elina Rekonen Fleischer has extensive experience and exposure having worked with global corporations such as UBS, Adecco, Credit Suisse Group, Cisco, and Nokia in leadership roles. Her expertise lies in industries such as Information Technology, Banking and Financial services, and Telecom etc. She comes with wide functional and Managerial experience in Human Resources Management and Financial Management apart from general management functions. Ms. Rekonen Fleischer is well poised to add significant value and strength to the Board and her prior experience enables her to provide the Board with valuable insights. She comes from a diverse background and represents Europe which is a key geography for the Company.

Based on her skills, experience, expertise and knowledge, the Nomination and Remuneration Committee and the Board have recommended the appointment of Ms. Päivi Elina Rekonen Fleischer as an Independent Director pursuant to the provisions of sections 149 and 152 of the Companies Act, 2013.

The Company has received a declaration from Ms. Päivi Elina Rekonen Fleischer confirming that she meets the criteria of independence under Companies Act, 2013 and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. Further, the Company has also received consent from Ms. Päivi Elina Rekonen Fleischer to act as a Director in terms of Section 152 of the Companies Act, 2013 and a declaration that she is not disqualified from being appointed as a Director in terms of Section 164 of the Companies Act, 2013. In terms of Section 160 of the Companies Act, 2013, the Company has received a notice in writing from a Member signifying her candidature for the office of Director.

Further, Ms. Päivi Elina Rekonen Fleischer has confirmed that she is not aware of any circumstance or situation which exists or may be reasonably anticipated that could impair or impact her ability to discharge her duties as an Independent Director of the Company. Ms. Rekonen Fleischer has also confirmed that she is not debarred from holding the office of a Director by virtue of order passed by SEBI or any other such authority.

Pursuant to Rule 6 of the Companies (Appointment and Qualification of Directors) Rules, 2014, Ms. Päivi Elina Rekonen Fleischer has enrolled her name in the online data bank maintained for Independent Directors with the Indian Institute of Corporate Affairs.

In the opinion of the Board of Directors, Ms. Päivi Elina Rekonen Fleischer is eligible to be appointed as an Independent Director for a term of 5 consecutive years and fulfils the conditions specified in the Companies Act, 2013 and the rules made thereunder, for her appointment as an Independent Director of the Company and is independent of the Management.

The draft letter of appointment of Ms. Päivi Elina Rekonen Fleischer setting out the terms and conditions of appointment shall be available for inspection by the Members electronically. Members seeking to inspect the same can send an email to corp-secretarial@wipro.com.

In line with the Company’s remuneration policy for Independent Directors, Ms. Päivi Elina Rekonen Fleischer will be entitled to receive remuneration by way of sitting fees as approved by the Board, reimbursement of expenses for participation in the Board meetings and commission on a quarterly basis of such sum as may be approved by the Board and shareholders on the recommendation of the Nomination and Remuneration Committee within the overall limits under Companies Act, 2013 of up to 1% of the net profits of the Company during any financial year.

Except Ms. Päivi Elina Rekonen Fleischer, being the appointee, or her relatives, none of the Directors and Key Managerial Personnel of the Company or their relatives are concerned or interested financially or otherwise, in the resolution as set out in this Notice.

The Board of Directors recommends the resolution as set out in this Notice for approval of the Members by way of a Special Resolution.

Brief profile of Ms. Päivi Elina Rekonen Fleischer:

Päivi Elina Rekonen Fleischer brings over 25 years of experience in technology as well as in banking and services. Ms. Rekonen Fleischer is Chair of The Board of Directors of SEBA Bank AG in addition to being a Member of the Board at Konecranes Plc, WithSecure Plc, and Efecte Plc.

Her international career has been shaped by executive leadership roles in functions including technology, human resources, and consulting at global organizations such as Nokia, Cisco, Credit Suisse, Adecco, and UBS.

Ms. Rekonen Fleischer holds Master’s degrees in Social Sciences, and Economics and Business Administration from the University of Jyväskylä, Finland.

Additional information in respect of Ms. Päivi Elina Rekonen Fleischer, pursuant to Regulation 36 the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the Secretarial Standard on General Meetings (SS-2), is given at Annexure A to this Notice.

By Order of the Board

For Wipro Limited

Sd/-

M Sanaulla Khan

Company Secretary

Date: October 12, 2022

Place: Bengaluru

Annexure-A

Details of Director seeking appointment through postal ballot by remote e-voting process

Name of the Director	Ms. Päivi Elina Rekonen Fleischer
Director Identification Number	09669696

Date of Birth	February 5, 1969

Age	53 years

Date of Appointment	October 1, 2022

Relationship with Directors and Key Managerial Personnel	None

Expertise in specific functional area	Wide functional and managerial experience in Technology, Finance, Consulting and Human Resources.

Qualification(s)	Master’s degrees in Social Sciences, and Economics and Business Administration from the University of Jyväskylä, Finland

Remuneration last drawn (including sitting fees)	Refer note 2 below

Board Membership / Chairmanship of committees in other Indian listed companies as on October 1, 2022	Nil

Number of shares held in the Company as on October 1, 2022	Nil

Notes:

1.

The Directorship, Committee Memberships and Chairmanships do not include positions in foreign companies, unlisted companies and private companies, position as an advisory board member and position in companies under Section 8 of the Companies Act, 2013.

2.

Since the date of her appointment, Ms. Päivi Elina Rekonen Fleischer has attended one Board Meeting held over October 11-12, 2022. Ms. Rekonen Fleischer was paid foreign currency equivalent of Rs. 1,00,000/- as sitting fees for attending the meeting.